Filed by Unocal Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Unocal Corporation
                                                     Commission File No.: 1-8483

GLASS LEWIS, PROXY GOVERNANCE RECOMMEND THAT UNOCAL STOCKHOLDERS VOTE IN FAVOR OF MERGER WITH CHEVRON

8/3/2005 2:19:50 PM

EL SEGUNDO, Calif., Aug 03, 2005 /PRNewswire-FirstCall via COMTEX/ -- Unocal Corporation (UCL) today said that Glass Lewis & Co. and Proxy Governance, Inc., leading independent proxy advisory firms, have recommended that Unocal stockholders vote for the merger with Chevron Corporation (CVX) at the special meeting of Unocal stockholders scheduled for Aug. 10, 2005.

The recommendation is consistent with that of Institutional Shareholder Services, which on Aug. 1, 2005, recommended that stockholders of Unocal vote in favor of the Chevron merger.

In its Aug. 2, 2005, report, Glass Lewis stated, "The Unocal board pursued a rigorous sale process: it engaged multiple interested in parties after being approached by China National Offshore Oil Company Ltd. (CNOOC) in December 2004 and retained independent legal and financial experts to assist the board in its process. We commend the board for its responsiveness."

In making its recommendation, Glass Lewis concluded that "after considering the fair valuation, the lengthy evaluation conducted by the Unocal board as well as the fact that CNOOC has withdrawn its bid, we believe that the proposed agreement with Chevron warrants shareholder approval. Accordingly, we recommend that shareholders vote FOR this proposal."

In its report published today, Proxy Governance also said that it supports the Chevron transaction. The report said, "The merger appears to be joining two companies with complementary assets, and we feel that the forecast synergies appear to be attainable, which would help to improve the financial performance of the combined company."

Commenting on the recommendations, Charles R. Williamson, Unocal chairman and chief executive officer, said, "The fact that ISS, Glass Lewis and Proxy Governance have recommended that our stockholders vote in favor of the Unocal/Chevron merger reaffirms the board's view that the merger with Chevron is in the best interest of Unocal stockholders. Unocal and its board continue to urge all stockholders to follow these recommendations and vote for the merger with Chevron."

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About Glass Lewis & Co.

Glass Lewis & Co. is an analytical research and proxy advisory firm providing services to institutional investors. The recommendations of Glass Lewis are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country to make informed investment and proxy voting decisions.

About Proxy Governance, Inc.

Proxy Governance is a proxy advisory and voting firm that supports the growth of long-term shareholder value through proxy analysis and recommendations that favor the growth of overall corporate value.

About Unocal Corporation

Unocal is one of the world's leading independent natural gas and crude oil exploration and production companies. The company's principal oil and gas activities are in Asia and North America.

Additional Information for Investors

Chevron has filed a Form S-4, Unocal has filed a proxy statement and a supplement to the proxy statement and both companies have filed and will file other relevant documents concerning the proposed merger transaction with Chevron with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT, PROXY STATEMENT SUPPLEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents free of charge at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by contacting Chevron Comptroller's Department, 6001 Bollinger Canyon Road - A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245.

Chevron, Unocal, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Unocal's stockholders in connection with the proposed Chevron merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal's 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4, proxy statement and proxy statement supplement for the merger. Investors should read the Form S-4, proxy statement and proxy statement supplement carefully before making any voting or investment decisions.

Cautionary Information Regarding Forward-Looking Statements

This news release contains forward-looking statements about matters such as the proposed merger transaction with Chevron. Although these statements are based upon Unocal's current expectations and beliefs, they are subject to known and unknown risks and uncertainties that could cause actual results and outcomes to differ materially from those described in, or implied by, the forward-looking statements, including volatility in commodity prices and other factors discussed in Unocal's 2004 Annual Report on Form 10-K and subsequent reports filed or furnished by Unocal with the SEC.

Copies of Unocal's SEC filings are available from Unocal by calling 800-252-2233 or from the SEC by calling 800-SEC-0330. The reports are also available on the Unocal web site, www.unocal.com. Unocal undertakes no obligation to update the forward-looking statements in this news release to reflect future events or circumstances. All such statements are expressly qualified by this cautionary statement, which is provided pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

SOURCE Unocal Corporation

News Media, Barry Lane, +1-310-726-7731, or Investors, Robert Wright,

+1-310-726-7665, both of Unocal